

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

<u>Via E-mail</u>
Robert T. Joseph
President
Parnell Pharmaceutical Holdings Ltd
9401 Indian Creek Parkway, Suite 1170
Overland Park, Kansas 66210

Re: **Parnell Pharmaceutical Holdings Ltd**
      Draft Registration Statement on Form F-1
      Submitted March 26, 2014
      CIK No. 1603429

Dear Mr. Joseph:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

6. We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to a CAGR of 5% through 2016, "according to Vetnosis," on the bottom of page 3, and the APPA report cited on page 4.

Table of Contents, page ii

7. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements in this section, and in "Industry and Market Data" at page 38, that you have not independently verified information from third-party sources could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Risk Factors, page 14

Our current indebtedness could adversely affect our financial condition and ability to fulfill our debt obligations…, page 22

8. Please revise to disclose your outstanding indebtedness as of the most recent practicable date, as well as to include the figure in US dollars (in addition to AUD). Please similarly revise your revenue figures in "Failure to manage growth could have a material adverse effect on our business," on page 23.

We will incur significant increased costs as a result of operating as a public company…, page 35

9. To the extent determinable, please provide an estimate of the costs you will incur in connection with your obligations as a public company.

Use of Proceeds, page 39

10. Please revise to quantify the amounts you will use from the proceeds of the offering to develop your product candidates, and expand your commercial infrastructure.

Management's Discussion and Analysis…, page 45

Trend Information, page 46

11. Please revise paragraph two, as applicable, to indicate whether you currently are pursuing any in-licensing and acquisition opportunities.

Revenues, page 49

12. Please disclose, in quantified detail, the amount of research and development expense incurred in each of the last two fiscal years and indicate where this expense is reported in your income statement.

Revenues—Segments, Fiscal Year 2013 vs. Fiscal Year 2012, page 50

13. We note that in your discussion of revenues by segment, you did not include disclosure for your Manufacturing Operations segment. Please advise or revise.

Selected measures of liquidity and capital resources, page 58

14. Please revise to clarify whether the company is currently in compliance with covenants under the SWK Holdings' credit facility.

Osteoarthritis—Zydax, page 68

Market, page 69

15. Please provide support for the global market estimates you provide in this section with respect to sales and alternative treatments.

Our Technology Platforms, page 84

16. Please clarify whether you provide the iKam software application for free to veterinarians.

Our Intellectual Property, page 93

17. Please revise to indicate the expiration date of your patents.

Compensation, page 101

18. Please confirm that disclosure of compensation on an aggregate basis, such as you have done here, is permitted pursuant to applicable Australian laws. Please refer to Item 6.B.1 of Form 20-F.

Description Of Share Capital, page 108

19. We note you indicate at the beginning of this section that a "general description of some of the rights and restrictions attaching to our ordinary shares are summarized below" and [t]he following description of our ordinary shares is only a summary." You should discuss the material terms of your shares in this section, including the material rights and restrictions applicable to those shares. Please make any necessary amendments and revisions to be certain you provide all appropriate information.

Underwriting, page 122

No sales of similar securities., page 124

20. Please file the form of lock-up agreement as an exhibit to your registration statement as soon as it becomes available.

Financial Statements, page F-3

21. Please update and present the consolidated interim financial statements for the six month periods ended December 31, 2013.

22. Revise your earnings per share data to round it to the nearest cent.

23. We note on page F-7 you present your financial statements in Australian dollars. To avoid reader confusion, please revise the currency symbol appearing on the face of your financial statements, within the financial statement footnotes and elsewhere within your filing, to indicate that the amounts are stated in Australian dollars.

Notes to the Financial Statements

1 Summary of Significant Accounting Policies

(i) Revenue and other income, page F-11

24. Please expand to discuss whether you offer discounts, credit, rebates and price protection to customers and how these affect revenue recognition.

(o) Intangible Assets, page F-15

25. Please discuss your accounting policy on patent cost. It appears that you have several patents with a term of 20 years.

5 Segment Information, page F-26

26. It appears that you reported the reconciling items between EBITDAOI and net income (loss) as "segment costs" in the segment performance table. Please disclose each item, which includes but is not limited to depreciation, amortization and finance costs, by segment within such a table. We refer you to paragraph 23 of IFRS 8.

27. We note that 34% of your consolidated revenue was generated from the Company's two largest external customers. Please disclose the total revenue generated from each customer and the related segment(s) reported for such revenue pursuant to paragraph 34 of IFRS 8.

Item 8. Exhibits and Financial Schedules, page II-3

28. Please file a currently dated and signed consent from PricewaterhouseCoopers, Sydney, Australia as an exhibit to your next amendment.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
          David C. Schwartz, Esq.